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[Letterhead of Dollar General Corporation]

October 29, 2009

        Re:
        Proposed Responses to the Securities and Exchange
        Commission's Letter Dated October 27, 2009 re: Dollar General
        Corporation's Registration Statement on Form S-1, File No. 333-161464

VIA FACSIMILE AND EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington D.C. 20549
Attention: Sondra Snyder, Staff Accountant

Dear Ms. Snyder:

        As discussed, on behalf of Dollar General Corporation attached hereto are proposed responses to certain comments made by the staff of the Securities and Exchange Commission in its letter dated October 27, 2009.

        Please feel free to contact David Tehle, Chief Financial Officer of Dollar General, at (615) 855-5539 or me at (615) 855-5161 with any questions or comments you may have.

Best regards,
/s/ Susan S. Lanigan
Susan S. Lanigan General Counsel

Attachment

 Proposed Responses to Certain Comments Made by the Staff
of the Securities and Exchange Commission in Its Letter Dated October 27, 2009

6.
Please consider revising your disclosure to include the intrinsic value of all vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of SFAS 123R, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

In response to the Staff's comment, the Company has included a section in Management's Discussion and Analysis of Financial Condition and Results of Operations entitled "Stock Compensation" which includes the requested information.

Below is the proposed disclosure:

  Stock Compensation

As described in more detail in Note 10 "Share-based Payments" to our audited consolidated financial statements for the year ended January 30, 2009, we account for stock option grants in accordance with Statement of Financial Accounting Standards 123(R), "Share-Based Compensation" ("SFAS 123(R)"). Under SFAS 123(R), the fair value of each award is separately estimated and amortized into compensation expense over the service period. The fair value of our stock option grants are estimated on the grant date using the Black-Scholes-Merton valuation model. The application of this valuation model involves assumptions that require judgment and are highly sensitive in the determination of compensation expense.

During the most recent 12-month period, we have granted the following stock options:

Grant date	Number of Options	Exercise Price	Fair Value of Common Stock (1)	Fair Value of Option Grant (2)	Intrinsic Value (3)
August 28, 2008	1,922,832	$8.75	$8.75	$4.23	$—
December 19, 2008	1,482,443	8.75	8.75	4.10	—
March 18, 2009	491,425	9.63	9.63	4.56	—
May 28, 2009	731,821	12.95	12.95	6.39	—

  (1)
  All fair valuations were determined contemporaneously at the date of each stock option grant.
  (2)
  As determined using the Black-Scholes-Merton valuation model.
  (3)
  Intrinsic value reflects the amount by which the value of the shares (as of the grant date) exceeds the exercise price of the stock option.

  At July 31, 2009, we had approximately 13.4 million stock options outstanding, approximately 4.3 million of which were vested with an intrinsic value of $61.1 million, and approximately 9.1 million of which were unvested with an intrinsic value of $117.3 million. Intrinsic value reflects the amount by which $22.00 (the midpoint of the offering range) exceeds the exercise price of the outstanding stock options.

7.
Also, we note you obtained valuation reports at dates different than the grant dates of your share-based compensation grants. Based on your response to comment 10 in our letter dated October 8, 2009, it appears your management used the fair values determined in the valuations performed as of May 2, 2008, January 30, 2009 and May 28, 2009 as a starting point in determining the fair value of your stock option grants made on August 28, 2008, December 19, 2008 and March 18, 2009 and in giving consideration to changes in your recent and projected financial performance, market conditions, comparable company valuations, economic conditions, material litigation and various other factors in determining the fair values of these instruments used in determining stock compensation expense in your financial statements. Please revise to disclose the following information related to issuances of equity instruments:

  •
  Discuss the significant factors considered, assumptions made and methodologies used in determining the fair value of the options for options granted subsequent to August 1, 2008. In addition, please discuss consideration given to alternative factors, methodologies and assumptions.

  •
  We note that Duff & Phelps used both a market-comparable approach and the income approach to estimate the value of your equity at each valuation date. Where the value determined under the market-comparable approach and the income approach differed, please better explain how you determined the fair value to use at each relevant grant date.

  •
  Please include a discussion of the factors considered in selecting the comparable companies used in your valuations. Additionally, it appears from the valuation reports provided to us that the list of selected guideline companies and the highlighted most comparable companies used in your valuations changed throughout your valuation process, explain in reasonable detail why you changed the comparable companies being used, how you determined the change was appropriate when determining your value under the market-comparable approach and what impact these changes had on the value that was determined.

  •
  Discuss each significant factor contributing to the difference between the IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain changes in the fair value of your common stock up to the filing of the registration statement. In this regard, we note that during calendar year 2009 to date, the Dow Jones Index and the S&P 500 Index have increased between 10%-20%. Given the increase in your stock value during the same time from $5.50 at January 30, 2009 to a preliminary offering midpoint of $12.50 as indicated in your response to comment 10, which represents an increase of approximately 127% during the same period, we would expect you to provide a robust discussion of significant company specific events that occurred during 2009 to support this increase in value.

  •
  With respect to the valuation report obtained as of the date of the May 28, 2009 stock option grant, to the extent you considered this report as a starting point in making your determination of the fair value of the options granted at that date, please provide the same information for this option grant as well.

  In response to the Staff's comments, the Company has included a section in Management's Discussion and Analysis of Financial Condition and Results of Operations entitled "Stock Compensation" which includes the requested information.

  Below is the proposed disclosure:

  Significant factors, assumptions and methodologies used in determining fair value of our common stock on the grant dates of stock option awards made subsequent to August 1, 2008

  We granted stock options on four dates subsequent to August 1, 2008. Set forth below are significant factors considered, assumptions made and methodologies used in determining fair value on each grant date.

          Valuation Methodologies. Each of the fair value determinations discussed below utilized, in part, two alternative valuation approaches. The first approach, referred to as the income approach, is a valuation technique that provides an estimation of the fair value of a business based upon the cash flows that it can be expected to generate over time. The second approach, referred to as the market comparable approach, is a valuation technique that provides an estimation of fair value based on market prices of publicly traded companies. In determining a value, we considered the indications of value from both the income approach and the market comparable approach, which were consistent and overlapped at each valuation date. As a result of the consistency between the two approaches, we applied equal weighting in deriving a final indication of value. Alternate weighting methods could result in a different indication of fair value.

          The income approach utilized begins with an estimation of the annual cash flows that a business is expected to generate over a discrete projection period. The estimated cash flows for each of the years in the period are then converted to their present value equivalent using a rate of return considered appropriate given the risk of achieving the projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual value of the business at the end of the projection period to arrive at an estimate of fair value. Such an approach necessarily relies on estimations of future cash flows that are inherently uncertain, as well as a determination of an appropriate rate of return in order to derive present value equivalents of both the projected cash flows and the residual value of the business at the end of the period. The use of different estimations of future cash flows or a different rate of return could result in a different indication of fair value.

          The market comparable approach utilizes in part a comparison to publicly traded companies in similar lines of business. In this regard, a search was conducted of public companies utilizing the same standard industrial classification code as our company. Such companies were then analyzed to determine which were most comparable based on various factors, including industry similarity, financial risk, company size, geographic diversification, growth opportunities, similarity of reaction to macroeconomic factors, profitability, financial data availability and active trading volume. Four companies were included as comparable companies in the market comparable approach throughout the entire period presented. Three additional companies were included with respect to 2008 grant dates but were removed prior to the 2009 grant dates due to their pharmacy business segments that were determined to be inconsistent with our operations. At the same time, in place of the removed companies, we added one additional discount retailer that was deemed a competitor. Assuming that the these changes to the comparable company set had taken place prior to the analyses conducted in connection with the 2008 grant dates, the valuation range indicated from the market comparable approach would have increased on the low and high end by less than 5%. Alternate determinations of which publicly traded entities constituted comparable companies could result in a different indication of fair value.

          Fair Value at August 28, 2008. To determine the fair value of our common stock on August 28, 2008 of $8.75 per share, our primary considerations included:

  •
  a valuation utilizing the above valuation methods prepared as of May 2, 2008 that indicated a valuation range between $8.37 and $9.59 per share,

  •
  an improvement in financial performance relative to the budget from May 2, 2008 through August 28, 2008,

  •
  continued business uncertainty, including the expectation that the full impact of the new leadership team and their business initiatives would take time and risk to implement,

  •
  a decline in the equity markets generally over this period, and no material change in the market performance of comparable companies, and

  •
  worsening of general economic conditions and outlook over this period.

          Fair Value at December 19, 2008. To determine the fair value of our common stock on December 19, 2008 of $8.75 per share, our primary considerations included:

  •
  the May 2, 2008 valuation and the other factors considered in the August 28, 2008 fair value determination noted above,

  •
  further improvement in financial performance relative to the budget from August 28, 2008 through December 19, 2008,

  •
  continued business uncertainty, particularly related to the costs and risks associated with new business initiatives resulting from the priorities of our new management team being implemented, including private brand expansion, foreign sourcing acceleration, setting new store standards and new real estate analytical processes,

  •
  a substantial decline from August 28, 2008 through December 19, 2008 in the equity markets generally, as well as in the market performance of comparable companies,

  •
  the lack of free accessibility as of such date to the equity capital markets, creating difficulties in marketability and liquidity, and

  •
  a significant worsening of economic and consumer outlook over this period resulting from the emerging recession and extensive financial crisis.

        Fair Value at March 18, 2009.    To determine the fair value of our common stock on March 18, 2009 of $9.63 per share, our primary considerations included:

  •
  a valuation as of January 30, 2009 that indicated a valuation range between $8.94 and $10.17 per share,

  •
  a determination that there had been no material change in valuation from January 30, 2009 to March 18, 2009,

  •
  slight improvement in our operating and financing performance from January 30, 2009 through March 18, 2009,

  •
  a slight decline in the equity markets generally over this period, as well as a slight increase in the market performance of comparable companies,

  •
  the continued lack of free accessibility as of such date to the equity capital markets, and

  •
  a slight worsening in economic and consumer outlook over this period.

        Fair Value at May 28, 2009.    To determine the fair value of our common stock on May 28, 2009 of $12.95 per share, our primary considerations included:

  •
  a valuation as of such date that indicated a valuation range between $11.95 and $13.86 per share,

  •
  improved financial performance relative to the budget for the first quarter of 2009, including momentum relating to new initiatives in our consumables category, resulting in an increase in our internal forecasts for 2009 financial performance,

  •
  less uncertainty in business performance, particularly given that our new leadership team was fully in place at this point in time,

  •
  significant improvement in the equity markets generally, and in the market performance of comparable companies specifically, from March 18, 2009 through May 28, 2009,

  •
  improving accessibility as of such date to the equity capital markets, and

  •
  significant improvement in economic and consumer outlook over this period.

        Comparison to Offering Price.    The value of our common stock, based upon the midpoint of the estimated price range of this offering, is significantly higher than the estimated fair value of our common stock as of each of the foregoing dates on which option grants were issued. We note that, as is typical in initial public offerings, the estimated price range of this offering was not derived using a formal determination of fair value. Instead, the estimated price range has been calculated based upon discussions between us and the underwriters in the offering. Among the factors considered in determining this range were prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. In addition to this difference in purpose and methodology, we believe that the difference in value reflected between the estimated price range and the option grant dates since August 1, 2008 is principally attributed to the following significant events that have occurred since January 2009, and particularly after May 28, 2009:

  •
  our substantially improved financial performance, mainly related to sales growth, particularly in our consumables category, and margin expansion due to improved product costs, reduced inventory shrink and continued distribution efficiencies, specifically:

  •
  for the first half of 2009, our total sales growth was 13.3%, including same-store sales growth of 10.8% on top of 7.8% same-store sales growth in the first half of 2008, in comparison to the comparable companies discussed above, which had total sales growth of 2.4% (simple average) in the first half of 2009,

  •
  for the second quarter of 2009, our same store sales grew 8.6% while the comparable companies' same store sales decreased 0.1% (simple average), and

  •
  we generated net income of $176.6 million for the first half of 2009, compared to $33.6 million in net income for the first half of 2008 and $108.2 million in net income for the full fiscal year of 2008.

  •
  greater confidence in business outlook given the tenure of our new management team and results of new initiatives, specifically:

  •
  success in our private brand expansion efforts,

  •
  progress on our efforts to increase foreign sourcing,

  •
  chain-wide implementation of model store standards with a focus on clean and fresh stores,

  •
  installment of rigorous merchandising and category management in both consumables and non-consumable products,

  •
  continuing reduction in inventory shrink,

  •
  improving real estate analytical site selection and impressive new store returns, and

  •
  distribution and transportation efficiencies.

  •
  as the result of the early success of many of the initiatives discussed above, our adoption of an updated five-year business plan in August 2009 that raised expectations for our financial performance for the full 2009 fiscal year and improved the long-term outlook for 2010 through 2014,

  •
  substantial improvement in the equity markets generally, including a 28.8% increase in the S&P 500 index from January 30, 2009 through October 27, 2009 and a 17.3% increase in the S&P 500 index from May 28, 2009 through October 27, 2009,

  •
  similar improvement in the market performance of comparable companies, with an index of the comparable companies used in the valuation analyses discussed above reflecting a 20.1%

    increase during the period from January 30, 2009 through October 27, 2009 and an 8.9% increase during the period from May 28, 2009 through October 27, 2009,

  •
  the reduction from 20% on January 30, 2009 to 0% currently of the marketability discount applied to our valuation resulting from dramatic improvement in the equity capital markets relating to new equity issuances, with September 2009 representing the largest month for initial public offerings in the United States in terms of number since December 2007 and in terms of value since March 2008 and with such market improvement continuing into October 2009, and

  •
  continued improvement in economic and consumer outlook over this period, including a forecast slowdown in the decline in GDP from the current recession and a stabilization of consumer confidence at levels significantly higher than those for early 2009.

10.
Please disclose in your financial statements, either here or in your interim financial statements, the following information for equity instruments granted subsequent to August 1, 2008:

•
for each grant date, the number of options or shares granted, the exercise price, the fair value of the underlying common stock and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts);

•
whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

•
if the valuation specialist was a related party, a statement indicating that fact.

  In response to the Staff's comments, the Company has revised the disclosure on p. F-66 to reflect the requested information.

  Below is the proposed disclosure:

  During the most recent 12 month period, the Company has granted the following stock options:

Grant date	Number of Options	Exercise Price	Fair Value of Common Stock (1)	Fair Value of Option Grant (2)	Intrinsic Value (3)
August 28, 2008	1,922,832	$8.75	$8.75	$4.23	$—
December 19, 2008	1,482,443	8.75	8.75	4.10	—
March 18, 2009	491,425	9.63	9.63	4.56	—
May 28, 2009	731,821	12.95	12.95	6.39	—

(1)
All fair valuations were determined contemporaneously at the date of each stock option grant.
(2)
As determined using the Black-Scholes-Merton valuation model.
(3)
Intrinsic value reflects the amount by which the value of the shares (as of the grant date) exceeds the exercise price of the stock option.
11.
Please tell us your proposed IPO price or range of prices if that has changed since your October 12, 2009 letter. In addition, please tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

  In response to the Staff's comment, the Company notes that the proposed range has not changed, except to adjust for the 1.75x reverse split. The split-adjusted range is proposed to be $21-$23, with a midpoint of $22 that equates to $12.57 prior to the reverse split, which is in line with the estimated midpoint the Company provided in its previous filing.

  In further response to the Staff's comment, the Company initiated substantive conversations with investment banks about a potential IPO in early July 2009 and the Company appointed underwriters on July 24, 2009 based on their historical relationships with the Company, perceived execution capabilities and experience. The Company provided the underwriters with projections on August 15, 2009 as part of the underwriter due diligence process (which projections were consistent with those provided to Duff & Phelps for its August 30, 2009 valuation). On September 30, 2009, in anticipation of including a preliminary price range in the Registration Statement, the Company first met with the underwriters to discuss a proposed price range based on the projections provided in August. The price ranges provided by the underwriters have been in line with the range provided above.

12.
In addition, we note your analysis of whether your stock-based compensation expense would change by a material amount if expense had been computed using the mid-point of the estimated offering price. We note that you have computed the estimated amount of the increase using only the two most recent stock option grants. If you believe the amounts are not material, you should provide revised computations showing the additional expense that would be recorded using the offering price and including all share-based compensation issued during the one year period preceding the most recent financial statements included in the registration statement.

  In response to the Staff's comment, the Company has supplementally calculated the estimated increase to compensation expense using the midpoint of the offering price range ($22.00) for all share-based compensation issued during the one year preceding the most recent financial statements included in the registration statement (the August 28, 2008, December 19, 2008, March 18, 2009, and May 28, 2009 grants) as follows:

Period	Impact on Stock Compensation (in millions)	Actual Pretax Income (in millions)	Percent of Pretax Income
Fiscal Year 2008	$1.9	$194.4	1.0%
26 Weeks Ended July 31, 2009	3.6	279.7	1.3%

  This estimated increase would represent the maximum potential impact on stock compensation expense if one were to assume that the entire increase in value of the common stock were to have occurred one year prior to the IPO. The Company believes that the hypothetical scenario noted above would not have resulted in increased compensation expense that could reasonably be considered material to the Company's financial statements for any of the applicable periods.

  In addition, based on the factors noted in our October 13, 2009 response related to the change in the common stock value over time (including specifically the change in the market conditions, the Company's improving financial performance since August 2008 and corresponding improvement in the Company's long-term performance expectations), the Company believes that its determinations of fair value considering appropriate market data and independent third party valuations were appropriate. The Company also believes that assuming a fair value of the common stock of $22.00 at those earlier dates would not be supportable or appropriate.

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Proposed Responses to Certain Comments Made by the Staff of the Securities and Exchange Commission in Its Letter Dated October 27, 2009